Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

January 15, 2014

Ms. Karen Rossotto and Mr. Jeffrey Long

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (File No. 333-192627) (the “Registrant”)

Dear Ms. Rossotto and Mr. Long,

On behalf of the Registrant, we are filing Pre-Effective Amendment No. 1 (the “Amendment”) to the registration statement on Form N-14, with exhibits thereto, filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2013 (Accession Number: 0001193125-13-459192) (the “Registration Statement”). This Amendment is being filed by the Registrant for the purpose of amending the Registration Statement to respond to certain comments made by the Staff of the Commission via telephone on January 6, 2014, among other things.

The Amendment has been marked to show changes from the Registration Statement.

We respectfully request that the Commission, pursuant to Section 8(a) of the Securities Act of 1933, as amended, deem the Registration Statement effective today, January 15, 2014.

Please direct any questions concerning this filing to the undersigned at (727) 299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary

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